UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       -----------------------------------

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 7)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               JARDEN CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)


                                   471109 10 8

                                 (CUSIP NUMBER)

                             SCOTT A. ARENARE, ESQ.
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
                       -----------------------------------

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)

                       -----------------------------------


                                 With a copy to:
                           ANDREW R. BROWNSTEIN, ESQ.
                               DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                                NOVEMBER 22, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

-----------------------                                     --------------------
CUSIP NO. (471109 10 8)            SCHEDULE 13D             (PAGE 2 OF 10 PAGES)
-----------------------                                     --------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         Warburg Pincus Private Equity VIII, L.P.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         I.R.S. Identification No. 13-4161869
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
                                                                         (b)[X]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------
                     ------ ----------------------------------------------------
   NUMBER OF         7      SOLE VOTING POWER
     SHARES                 0
  BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
-------------------- ------ ----------------------------------------------------
-------------------- ------ ----------------------------------------------------
                     8      SHARED VOTING POWER
                            3,256,378 (see Items 4 and 5)
-------------------- ------ ----------------------------------------------------
-------------------- ------ ----------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
                            0
-------------------- ------ ----------------------------------------------------
-------------------- ------ ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            6,128,297 (see Item 5)
                     ------ ----------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,128,297 (see Item 5)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.6% (see Item 5)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------


*        SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP NO. (471109 10 8)            SCHEDULE 13D             (PAGE 3 OF 10 PAGES)
-----------------------                                     --------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         Warburg Pincus Partners LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         I.R.S. Identification No. 13-6358475
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
                                                                         (b)[X]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(D) OR 2(E)                                               [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                     ------ ----------------------------------------------------
   NUMBER OF         7      SOLE VOTING POWER
     SHARES                 0
  BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
-------------------- ------ ----------------------------------------------------
-------------------- ------ ------------------------------------------------
                     8      SHARED VOTING POWER
                            3,256,378 (see Items 4 and 5)
-------------------- ------ ----------------------------------------------------
-------------------- ------ ----------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
                            0
-------------------- ------ ----------------------------------------------------
-------------------- ------ ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            6,128,297 (see Item 5)
                     ------ ----------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,128,297 (see Item 5)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.6% (see Item 5)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO
-------- -----------------------------------------------------------------------



*        SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP NO. (471109 10 8)            SCHEDULE 13D             (PAGE 4 OF 10 PAGES)
-----------------------                                     --------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         Warburg Pincus & Co.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         I.R.S. Identification No. 13-6358475
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
                                                                         (b)[X]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(D) OR 2(E)                                               [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                     ------ ----------------------------------------------------
   NUMBER OF         7      SOLE VOTING POWER
     SHARES                 0
  BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
-------------------- ------ ----------------------------------------------------
-------------------- ------ ----------------------------------------------------
                     8      SHARED VOTING POWER
                            3,256,378 (see Items 4 and 5)
-------------------- ------ ----------------------------------------------------
-------------------- ------ ----------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
                            0
-------------------- ------ ----------------------------------------------------
-------------------- ------ ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            6,128,297 (see Item 5)
                     ------ ----------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,128,297 (see Item 5)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.6% (see Item 5)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------


*        SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP NO. (471109 10 8)            SCHEDULE 13D             (PAGE 5 OF 10 PAGES)
-----------------------                                     --------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         Warburg Pincus LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         I.R.S. Identification No. 13-3536050
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]
                                                                         (b)[ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(D) OR 2(E)                                               [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                     ------ ----------------------------------------------------
   NUMBER OF         7      SOLE VOTING POWER
     SHARES                 0
  BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
-------------------- ------ ----------------------------------------------------
-------------------- ------ ----------------------------------------------------
                     8      SHARED VOTING POWER
                            3,256,378 (see Items 4 and 5)
-------------------- ------ ----------------------------------------------------
-------------------- ------ ----------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
                            0
-------------------- ------ ----------------------------------------------------
-------------------- ------ ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            6,128,297 (see Item 5)
                     ------ ----------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,128,297 (see Item 5)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.6% (see Item 5)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO
-------- -----------------------------------------------------------------------


*        SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Amendment No. 7 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D, as previously amended (the "Schedule 13D"), of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC"), Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WP VIII, WPP LLC and WP, the "Reporting Entities"). The holdings of the Reporting Entities indicated in this Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII", and together with WP VIII and WPNPE VIII I, the "Investors"). WP, WPP LLC, WP LLC and the Investors are referred to in this Amendment as the "Group Members." This Schedule 13D relates to the common shares, par value $0.01, of Jarden Corporation, a Delaware corporation (the "Company").

        The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        Unless set forth below, all previous items are unchanged.
Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D and any amendments thereto.

ITEM 4. PURPOSE OF THE TRANSACTION.

        Item 4 is hereby amended and supplemented by adding the following thereto:

        "On November 20, 2006, the Underwriters exercised their option under the Underwriting Agreement to purchase an additional 961,625 shares of Common Stock from the Investors at a price of $34.891 per share. On November 22, 2006, the Investors sold 961,625 shares of Common Stock to the Underwriters pursuant to the exercise of the option. The shares of Common Stock sold by the Investors were shares that were subject to the Voting Trust Agreement described in Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on June 9, 2006. Following the sale of the shares, 2,871,919 shares of Common Stock held by the Investors will be subject to the Voting Trust Agreement."


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5(a) is hereby amended and restated in its entirety as follows:

        "(a) Due to their respective relationships with each other, as of November 22, 2006, the Group Members may be deemed to beneficially own, in the aggregate, 6,128,297 shares of Common Stock of the Company, representing approximately 8.6% of the outstanding shares of Common Stock, based on (i) 67,455,563 shares of Common Stock outstanding as of October 24, 2006 (as set forth in the supplemental prospectus dated November 8, 2006 and filed with the Securities and Exchange Commission on November 9, 2006) and (ii) 4,000,000 shares of Common Stock sold by the Company on November 14, 2006 pursuant to the Underwriting Agreement. The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act."

               Item 5(b) is hereby amended and restated in its entirety as follows:

        "(b) Due to their respective relationship with each other, as of November 14, 2006, each Group Member may be deemed to share with each other the power to vote 3,256,378 shares of Common Stock and the power to dispose of or to direct the disposition of 6,128,297 shares of Common Stock. As noted in Item 4 of this Schedule 13D, 2,871,919 shares of Common Stock beneficially owned by the Group Members are subject to a Voting Trust Agreement, pursuant to which the Trustee has the sole power to vote such 2,871,919 shares of Common Stock (as well as all additional shares of Common Stock that may be issued in respect of such shares). The Voting Trust Agreement, however, does not restrict the Investors' ability to transfer the Shares, and the terms of the Voting Trust Agreement will not apply to any Shares so transferred. In addition, the Voting Trust Agreement may be terminated by any of the parties on ten calendar days written notice, and will terminate automatically at such time as the Investors in the aggregate own less than 5% of the then outstanding shares of Common Stock, including the Shares."

        Item 5(c) is hereby amended and supplemented by adding the following thereto:

        "(c) The information contained in Item 4 is incorporated herein by reference."

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     November 22, 2006

                                        WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                        By: Warburg Pincus Partners LLC,
                                            its General Partner

                                        By:  Warburg Pincus & Co.,
                                             its Managing Member

                                        By:   /s/ Scott A. Arenare
                                             -----------------------------------
                                             Name:  Scott A. Arenare
                                             Title:  Partner



                                        WARBURG PINCUS PARTNERS LLC

                                        By: Warburg Pincus & Co.,
                                             its Managing Member

                                        By:    /s/ Scott A. Arenare
                                              ----------------------------------
                                              Name:  Scott A. Arenare
                                              Title:    Partner



                                        WARBURG PINCUS & CO.

                                        By:   /s/ Scott A. Arenare
                                             -----------------------------------
                                             Name:  Scott A. Arenare
                                             Title:    Partner



                                        WARBURG PINCUS LLC

                                        By:   /s/ Scott A. Arenare
                                             -----------------------------------
                                             Name:  Scott A. Arenare
                                             Title:  Managing Director

                                INDEX OF EXHIBITS

1. Joint Filing Agreement, dated as of June 14, 2005, by and among Warburg Pincus Private Equity VIII, L.P.; Warburg Pincus & Co.; and Warburg Pincus LLC (filed previously)

2. Purchase Agreement, dated as of September 19, 2004, by and between Jarden Corporation and Warburg Pincus Private Equity VIII, L.P. (incorporated in this Schedule 13D by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

3. Form of Certificate of Designations, Preferences and Rights of Series B Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Jarden Corporation on September
        23, 2004)

4. Form of Certificate of Designations, Preferences and Rights of Series C Mandatory Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit
        10.4 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

5. Assignment and Joinder Agreement, dated October 8, 2004, by and among Jarden Corporation, Catterton Partners V, L.P., Catterton Partners V Offshore, L.P., Catterton Coinvest I, L.L.C., Warburg Pincus Netherlands Private Equity VIII C.V. I, Warburg Pincus Netherlands Private Equity VIII C.V. II, Warburg Pincus Germany Private Equity VIII KG and
        Warburg Pincus Private Equity VIII, L.P. (filed previously)

6. Escrow Agreement, dated as of October 8, 2004, by and among Jarden Corporation, Warburg Pincus Private Equity VIII, L.P. and National City Bank, a national banking association, as escrow agent.
        (filed previously)

7. Voting Trust Agreement, dated as of June 8, 2006, by and among Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I, C.V., Warburg Pincus Germany Private Equity VIII, K.G. and Martin E. Franklin. (filed previously)

8. Underwriting Agreement, dated as of November 8, 2006, by and among Lehman Brothers Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co., the Company, Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I, C.V., Warburg Pincus Germany Private Equity VIII, K.G. and the other selling stockholders named therein (incorporated in this Schedule 13D by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by Jarden Corporation on November 14, 2006)